UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

February 25, 2011

Sooner Holdings, Inc.
(Exact name of registrant as specified in its charter)

Oklahoma	0-18344	73-1275261
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Long Shan Development Area
Han Jiang Town, ShiShi City Fujian, PRC
 (Address of principal executive offices) (Zip Code)

86-13505080536
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

SOONER HOLDINGS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SOONER HOLDINGS, INC.  IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF SOONER HOLDINGS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about February 25, 2011, to the holders of common stock, par value $0.001 per share, and Series  A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of Sooner Holdings, Inc., a Oklahoma corporation (the “Company”, “we”, “us” or “our”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (also the “Board”) to fill seats on the Company’s Board pursuant to a Securities Exchange Agreement discussed below.  The resignation of an existing director and the appointment of two additional directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On February 14, 2011, the Company entered into a Securities Exchange Agreement (“Securities Exchange Agreement”) with Messrs. R.C. Cunningham II and R.C. Cunningham III (collectively the “Control Shareholders”) and Chinese Weituo Technical Limited, a BVI corporation (“Chinese Weituo”), and its shareholders, China Changsheng Investment Limited, a BVI company, China Longshan Investment Limited, a BVI company, High-Reputation Assets Management Limited, a BVI company, Joint Rise Investment Limited, a BVI company, and W-Link Investment Limited, a BVI company (collectively, the “Chinese Weituo Shareholders”), pursuant to which the Company  acquired 100% of the issued and outstanding capital stock of  Chinese Weituo in exchange for the issuance of 19,200 shares of Series A Preferred Stock (the “Share Exchange”).  Each share of Series A Preferred Stock is convertible in one thousand shares of common stock, $0.001, par value which will constitute approximately 96.0% of our issued and outstanding common stock on an as converted basis and after giving effect to a proposed 1 for 18.29069125 share consolidation.  The Company also intends to amend our Articles of Incorporation to change our name.

In addition, pursuant to the Securities Exchange Agreement, in the event that Chinese Weituo’s subsidiary ShiShi Feiying Plastic Co., Ltd., a PRC wholly-Foreign Owned Enterprise (“ShiShi Feiying”), net income is less than $5.5 million as determined in accordance with generally accepted accounting principles of the United States and set forth in ShiShi Feiying’s audited financial statements for the year ended December 31, 2010, then we will be required to issue an additional 113,637 shares of common stock (post consolidation) in the aggregate to the Control Shareholders.

As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 14, 2011, as  a result the  closing of the Share Exchange on February 14, 2011, (i) we ceased being a shell company as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, and (ii) we indirectly control though subsidiaries, ShiShi Feiying, which is engaged in the business of manufacturing and selling of synthetic polyurethane leather  for the retail leather industry and for the flip-flop and slippers industry.  ShiShi Feiying Plastic is located in ShiShi City, Fujian, China.

Further and in connection with the Share Exchange, on February 14, 2011, Mr. R.C. Cunningham II, our Chief Executive Officer, President and director, and Mr. R.C. Cunningham III, our Chief Financial Officer, Treasurer, Secretary and a director, each submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately.  Mr. R.C. Cunningham III also resigned as a director.  To fill the vacancies created by the resignations by Mr. R. C. Cunningham II and Mr. R.C. Cunningham III as officers, our Board of Directors appointed Mr. Ang Kang Han to serve as President, Mr. Huang Jin Bei to serve as our Vice President and Chief Financial Officer, Ms. Wu Li Cong as Chief Operating Officer and Mr. Wu Hong Wei as Secretary effective immediately at the close of the Share Exchange on February 14, 2011.  Mr. Ang Kang Han was appointed as Chairman of Board of Directors to fill the vacancy created by Mr. R.C. Cunningham III effective February 14, 2011.

The resignation of Mr. R.C. Cunningham III as a director of the Company was effective upon closing of the Share Exchange on February 14, 2011.  Pursuant to the Share Exchange Agreement, Mr. R.C. Cunningham II will also resign from the Board.  Mr. Cunningham II’s resignation as a director will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, pursuant to the Share Exchange,  the Board intends to increase its size to three directors and appoint Messrs.  Huang Jin Bei and Wu Hong Wei to the Board, which appointments will become effective upon the effectiveness of the resignation of Mr. Cunningham II on the tenth day following the mailing by us of this Schedule 14f-1 (the “Effective Date”).

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on February 14, 2011, we had 110,000,000 shares of capital stock consisting of 100,000,000 shares of common stock, par value $0.001 per share and 10,000,000, undesignated shares, par value $0.001 per share, of which  of which 19,200 shares have been designated Series A Preferred Stock,  par value $0.001 per share.

Upon the closing of the Share Exchange on February 14, 2011 we had a total of 14,632,553 shares of common stock and 19,200 shares of Series A Preferred Stock outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.  Shares of Series A Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 1,000 shares of common stock immediately subsequent to the effectiveness of a planned 1-for-18.29069125 reverse split of our outstanding common stock (the “Reverse Split”).  Upon the Reverse Split the 19,200 outstanding shares of Series A Preferred Stock will automatically convert into 19,200,000 shares of common stock, which will constitute 96% of the issued and outstanding common stock of the Company subsequent to the Reverse Split.  Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-18.29069125 reverse split (to retroactively take into account the Reverse Split).  For example, assuming 100 shares of Series A Preferred Stock are issued and outstanding, on the record date for any shareholder vote, such shares, would have, in aggregate, 1,829,069 votes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of February 14, 2011, we had a total of 14,632,553 shares of common stock and 19,200 shares of Series A Preferred Stock outstanding.  Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-18.29069125 reverse split (to retroactively take into account the Reverse Split).

The following table sets forth, as of February 14, 2011: (a) the names and addresses of each beneficial owner of more than five percent of our Common Stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our Common Stock and Series A Preferred Stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares our common stock beneficially owned, and the percentage of our Common Stock so owned, by each such person, and by all of our directors and executive officers as a group.  Unless otherwise indicated, the business address of each of our directors and executive offices is Long Shan Development Area, Han Jiang Town, ShiShi City Fujian, PRC.  Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated.  Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percentage of Series A Preferred Stock	Percentage of Common Stock	Percent of Combined Voting Power of Common Stock and Series A Preferred Stock (2)

Ang Kang Han, Chairman and President (3)	Common Stock Series A Preferred Stock	-0- 16,435 (4)	-0- 85.6%	-0- -0-	82.2%

Huang Jin Bei Vice President; Chief Financial Officer and Director*	Common Stock Series A Preferred Stock	-0- -0-	-0- -0-	-0- -0-	-0-

Wu Li Cong, Chief Operating Officer	Common Stock Series A Preferred Stock	-0- 16,435 (5)	-0- 85.6	-0- -0-	82.2%

Wu Hong Wei, Secretary and Director*	Common Stock Series A Preferred Stock	-0- -0-	-0- -0-	-0- -0-	-0-

R.C. Cunningham, Director (3) ** 127 Northwest 62nd Street, Suite A Oklahoma City, OK	Common Stock Series A Preferred Stock	9,133,443 -0-	-0- -0-	62.4% -0-	2.5%

All Officers & Directors as a Group (5 people)	Common Stock Series A Preferred Stock	9,133,443 16,435	-0- 85.6%	62.4% -0-	84.7%

More than 5% Holders
China Changsheng Investment Limited (4)	Common Stock Series A Preferred Stock	-0- 15,475	-0- 77.4%	-0- -0-	77.4%
China Longshan Investment Limited (4)	Common Stock Series A Preferred Stock	-0- 960	-0- 5.0%	-0- -0-	4.8%

Footnotes

* Appointment as director will be on the Effective Date.

** Will no longer be a director as of the Effective Date.

(1)   As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Includes shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants and such are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group.

(2)   Common Stock shares have one vote per share.  Includes shares of Series A Preferred Stock which will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 1,000 shares of common stock upon the effectiveness of a planned 1-for-18.29069125 reverse split of our outstanding common stock.  Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-18.29069125 reverse split (to retroactively take into account the Reverse Split).  For example, assuming 100 shares of Series A Preferred Stock are issued and outstanding on the record date for any shareholder vote, such shares, voting in aggregate, would vote a total of 1,829,069 voting shares.

(3)   Only Mr. Ang and Mr. Cunningham are our directors as of the date of this filing.  Messrs. Ang, Huang and Wu and Ms. Wu are also officers of Sooner Holdings.  It is anticipated that Mr. Huang and Wu will be elected as our directors on the Effective Date.   Concurrent with their election, Mr. Cunningham will resign as a director.

(4)   Represents 16,608 shares of Series A Preferred Stock registered in the name of China Changsheng Investment Limited, and China Longshan Investment Limited.   The owner for each of these entities is nominee for Mr. Ang, our director, president and majority shareholder.  Accordingly, Mr. Ang ultimately holds voting and discretionary power as to these shares of Series A Preferred Stock.

(5)   Ms. Wu is the spouse of Mr. Ang and may be deemed to be a beneficial owner to shares held or attributed to Mr. Ang.

(6)  Mr. Cunningham submitted a letter of resignation to be effective as of the Effective Date.

CHANGE IN CONTROL

On February 14, 2011, pursuant to the Securities Exchange Agreement, we acquired 100% of the issued and outstanding capital stock of Chinese Weituo in exchange for 19,200 shares of our Series A Preferred Stock constituting approximately 96% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Securities Exchange Agreement, including the Reverse Stock Split.  As a result Chinese Weituo became our wholly-owned subsidiary.  In addition, the Share Exchange resulted in a change in control of the Company.

In connection with the Share Exchange, on February 14, 2011, Mr. R.C. Cunningham II, our Chief Executive Officer, President and director, and Mr. R.C. Cunningham III, our Chief Financial Officer, Treasurer, Secretary and a director, each submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately and, as to Mr. R.C. Cunningham III, from his position as a director.  The resignation of Mr. Cunningham III was effective upon closing of the Share Exchange on February 14, 2011.  Mr. Cunningham II’s resignation as director will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, Mr. Ang  was appointed as our Chairman of Board of Directors to fill the vacancy created by Mr. Cunningham III, effective February 14, 2011.  Pursuant to the Share Exchange, the Board of Directors also appointed Messrs.  Huang Bei and Wu Hong Wei  to fill the vacancies created by such resignations and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignation of Mr. Cunningham II  on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of two directors, Mr. Cunningham II and Mr. Cunningham III.  Mr. Cunningham III resigned as director, Treasurer,  Chief Financial Officer  and Secretary and Mr. Cunningham II resigned as our Chief Executive Officer, President and director effective on February 14, 2011.  Upon Mr. Cunningham III’s  resignation, Mr. Ang was appointed as our Chairman of the Board of Directors on February 14, 2011.  In order to fill the vacancies resulting from Messrs. Cunningham II and Cunningham III resignations, the following individuals were appointed as of February 14, 2011: Mr. Ang as President, Mr. Huang as  Vice President and Chief Financial Officer, Ms. Wu Li Cong as Chief Operating Officer and Mr. Wu Hong Wei as Secretary.

Mr. Cunningham II has submitted a letter of resignation in connection with his directorship and Messrs.  Huang Jin Bei and Wu  Hong Wei have been appointed to our Board of Directors (the “New Directors”).  The resignation of Mr. Cunningham II and appointment of the New Directors will both become effective on the Effective Date.   All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

Name	Position
Ang Kang Han	Chairman of Board and President
Huang Jin Bei	Vice President and Chief Financial Officer and Director(1)
Wu Li Cong	Chief Operating Officer
Wu Hong Wei	Secretary and Director(1)
R.C. Cunningham II	Director(2)

(1)	Will become a director on the Effective Date.
(2)	Current director until the Effective Date.

Except for the appointments and resignations in connection with the Share Exchange, there are no arrangements or understandings between our directors and executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Business Experience

Ang Kang Han.  Mr. Ang was appointed as our President and Chairman in February 2011.  After service in the  military, Mr. Ang held the position of management from 1979 to 1984 at Quanzhou Shuangyang Farming which was owned by the government.  During this period, he was in charge of sales and distribution management, which led to long-term relationships with potential customers and distributors.  Mr. Ang established his own business in the area of Chemistry Trade Company in 1985 and gathered enough domestic and international trade knowledge.  In 1997, he built the production-manufacturing company Shishi Changsheng Shoes Industry Co. which was in the business of producing and selling PVC sandals to exploit the international market. In 2003, Mr. Ang established Shishi Feiying Plastic Co.  Mr. Ang is also known as Hong Jiang Han which is Mr. Ang’s Mandarin name spelled in English.

Huang Jin Bei.  Mr. Huang was appointed as our  Vice President and Chief Financial Officer in February 2011. After graduated from high school,   Mr. Huang worked as warehouse staff, cashier and finally factory director at Shishi Longshan Plastic Co., from 1993 to 1997.  After that, he held the position of vice manager of Shishi Changsheng Shoes Industry Co. from 1997 to 2005, where he was in charge of day to day management of the company.  Since 2006, Mr. Huang has served as our Vice General Manager.  During the nearly 20 years working experience in PU industry, from lowest position to vice general manager, Mr. Huang has accumulated managerial and marketing experience in production manufacturing.

Wu Li Cong.  Ms. Wu was appointed as our Chief Operating Officer in February 2011.   After graduation from Quanzhou Normal college, Ms. Wu established Longshan Plastic Co. in 1994 and obtained managerial experience.  Later, Ms. Wu was involved with Shishi Changsheng Shoes Industry, Ltd. and took the position of general manager.  Ms. Wu was in charge of the research and development of slippers and help Mr. Ang to exploit the international markets.  She was appointed as executive director at Shishi Feiying Plastic Co., in 2004.

Wu Hong Wei.  Mr. Wu majored in accounting and financing graduating from Leeds University England.  He is familiar with domestic and international capital markets.  He is now in investment and financing business and has been serving as a director in High-Reputation Assets Management Limited since April 2010.

R .C. Cunningham II.  Mr. Cunningham is our director and former chairman of the board and president.  He served as our chairman of the board and president from June 1988 to February 2011. From 1965 to 1986, Mr. Cunningham was in the construction business as CEO and owner of Rayco Construction Company.  Mr. Cunningham continues to serve as president of Midwest Property Management and Service Co., Inc., a company involved in real estate property management.  It is anticipated that Mr. Cunningham will resign upon the effective appointment of Huang Jin Bei and Wu Hong Wei as directors.

Involvement in Certain Legal Proceedings

           To the best of our knowledge, during the past ten  years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

Other than Ms. Wu Li Cong, who is the spouse of Mr. Ang, there is no family relationship among any of our officers and directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or its subsidiaries, or has a material interest adverse to the Company or its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based on the Company’s knowledge,  no filings reporting of beneficial ownership as required by Section 16(a) has been made as  end of the fiscal year and prior fiscal years.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

On February 3, 2011, we issued 1,593,351 shares of common stock to Mr. R.C. Cunningham II, our former Chief Executive Officer, in exchange for the cancellation of indebtedness owed to him by us in the amount of $141,497.

As of December 31, 2009 and 2008, and September 30, 2010, we owed Mr. Ang Kang Han $379,299, $ 159,243 and $ 332,871, respectively.

At December 31, 2008 and 2009, and September 30, 2010, we had a receivable from Mr. Ang, our director, executive officer and majority shareholder, for approximately $295,239, $387,929, and $951,225, respectively.  We also had payable to Mr. Ang for $159,243, $379,299, and $332,871 as of December 31, 2008 and 2009, and September 30, 2010, respectively.  No note was signed by either parties and there is not a specific due date, and no interest is paid on the receivables or payables. Money is transferred between Mr. Ang and us mainly for cash flow purposes.  The amounts loaned and borrowed are short term in nature and the balances at both year-ends are considered at the fair market value of the amounts owed.  Mr. Ang repaid the entire outstanding balance of his receivable on December 31, 2010.  As of January 15, 2011, all amounts had been repaid by Mr. Ang , and the related party receivable and payable balance was zero.

At December 31, 2008 and 2009, and September 30, 2010, we had a payable to Shishi Changsheng for $122,121, $432,347, and receivable for $3,568,798, respectively.  Shishi Changsheng is 100% owned by Mr. Ang , our director, executive officer and majority shareholder.  Shishi Changsheng holds the land use rights for the land under the footwear factory.  Pursuant to a lease dated December 21, 2007 with Shishi Changsheng, we rent 3,914.18 meters of manufacturing space from Shishi Changsheng for an annual rent of $35,652 (RMB 234,851).  We pay Shishi Changsheng rent under a four year agreement, which expires on December 31, 2011.  For the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2009 and 2010, we had  rental expense of approximately $34,000, $34,000, $26,000, and $26,000, respectively, in accordance with the rental agreement.  The receivable and payable is related to the payment of rent and transfers for cash flow purposes.  As of January 15, 2011, we had a receivable from Shishi Changsheng for $5,697,454.

On January 17, 2011, we agreed to the assignment of the receivable from Shishi Changsheng to Mr. Ang , our director, executive officer and majority shareholder, and then from Mr. Ang to HongKong Weituo Technical Limited, a Hong Kong limited company (“HK Weituo”).  The assignment was in consideration of an option agreement for HK Weituo to purchase FFP.

At December 31, 2008 and 2009, and September 30, 2010, we had a receivable from FFP of $0, $255,953, and $578,011, respectively.  FFP is a China WFOE 100% owned by Mr. Ang , our director, executive officer and majority shareholder.  FFP was incorporated on June 24, 2008 for the purpose of building a second factory for the production of PU leather in Fujian.  Cash is being transferred between the two companies for cash flow purposes without a formal note or interest payments on the amounts loaned.  The construction of the new plant has not started yet while FFP secures the land use rights from the Chinese government.  As of January 15, 2011, we had a payable to FFP for $125,994.

On January 17, 2011, FFP, Mr. Ang , and HK Weituo entered into a call option agreement (“FFP Agreement”) whereby HK Weituo has the right to purchase FFP from Mr. Ang for 90% of the net tangible asset value of FFP.  The net tangible asset value will be determined by an independent third-party appraiser.  The FFP Agreement will expire January 17, 2014.  In consideration of the FFP Agreement, the $5,697,454 owed to us from Shishi Changsheng was assigned to HK Weituo with our agreement.  The consideration will be applied towards the purchase price if the FFP Agreement is exercised.  The FFP Agreement also stipulates that FFP and we are separate entities and that there are not any guarantees or commitments for us to perform or be liable for any of the debts or commitments of FFP or Mr. Ang as the owner of FFP.

At September 30, 2010, we had a payable to Feiying Industrial Co., Ltd. (San Ming) of approximately $449,232.  San Ming is a China WFOE 100% owned by Mr. Ang .  San Ming was incorporated on July 20, 2010 for the purpose of building a third factory for the production of PU leather in San Ming city.  Cash is being transferred between the two companies for cash flow purposes without a formal note or interest payments on the amounts loaned.  Construction on the new plant facility began in June 2010.  As of January 15, 2011, we had a receivable from San Ming for $83,490.  On January 17, 2011, HK Weituo, Mr. Ang , and San Ming entered into a call option agreement (San Ming Agreement) whereby HK Weituo has the right to purchase San Ming from Mr. Ang for 90% of the net tangible asset value of San Ming.  The net tangible asset value will be determined by an independent third-party appraiser.  The San Ming Agreement will expire January 17, 2012.  In consideration of the San Ming Agreement, $83,490 owed to us from San Ming was assigned to HK Weituo with our agreement.  The consideration will be applied towards the purchase price if the San Ming Agreement is exercised.  The San Ming Agreement also stipulates that we and San Ming are separate entities and that there are not any guarantees or commitments for us to perform or be liable for any of the debts or commitments of San Ming or Mr. Ang as the owner of San Ming.

On December 24, 2007, we entered into a sales contract with Shishi Changsheng, pursuant to which we purchased certain equipment for a price of $354,759 (RMB 2,336,865).

On January 1, 2008, we entered into a trademark license contract with Shishi Changsheng.  Pursuant to the trademark license contract, Shishi Changsheng granted ShiShi Feiying the exclusive right to use the trademark “WINTOP” at an annual fee of $3,036 (RMB 20,000).

On April 24, 2008, we signed a lease contract with Fujian Shishi Rural Cooperative Bank, pursuant to which we rented a room owned by us to Fujian Shishi Rural Cooperative Bank.  The duration of lease is from May 1, 2008 to April 30, 2013, and the annual rent is $1,093 (RMB 7,200).  We own 1,850,000 shares of Fujian Shishi Rural Cooperative Bank as an investment.

Related Entities

China Changsheng Investment Limited.   China Changsheng Investment Limited (“China Changsheng”) is our major shareholder which owns approximately 77.4% of our common stock on an as converted basis and post consolidation as of February 14, 2011.  China Changsheng is held by Ms. Tsoi Sau Lun who holds the shares in trust for Mr. Ang, our director and president.

China Longshan Investment Limited.   China Longshan Investment Limited (“China Longshan”) is a shareholder which owns approximately 4.8% of our common stock on an as converted basis and post consolidation as of February 14, 2011.  China Longshan is held by Ms. Tsoi Sau Lun who holds the shares in trust for Mr. Ang, our director and president.

Joint Rise Investment Limited.   Joint Rise Investment Limited (“Joint Rise Investment”) is a shareholder which owns approximately 4.3% of our common stock on an as converted basis and post consolidation as of February 14, 2011.  Joint Rise Investment is owned by Mr. Lee Hon Wah.

W-Link Investment Limited.   W-Link Investment Limited. (“W-Link Investment”) is a shareholder which owns approximately 3.8% of our common stock on an as converted basis and post consolidation as of February 14, 2011.  W-Link Investment is owned by Mr. Li Chung Ying Peter.

High-Reputation Assets Management Limited.   High-Reputation Assets Management Limited. (“High-Reputation”) is a shareholder which owns approximately 4.7% of our common stock on an as converted basis and post consolidation as of February 14, 2011.  High-Reputation is owned by Ms. LiLing.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the information, on an accrual basis, with respect to the compensation of our executive officers for the fiscal years ended December 31, 2009 and December 31, 2008.  No compensation was paid to Messrs. Cunningham II or III during fiscal years ended June 30, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Total ($)
Ang Kang Han	2009	$36,000	-	-	$36,000
President	2008	$36,000			$36,000
Huang Jinbei	2009	$10,000			$10,000
Vice President	2008	$10,000			$10,000
Wu Li Cong	2009	$36,000			$36,000
COO	2008	$36,000			$36,000
Wu Hong Wei	2009	$0			$0
Secretary	2008	$0			$0
R.C. Cunningham, II*	2009	$0			$0
Former President	2008	$0			$0

*Mr. Cunningham will resign as director upon the Effective Date.

Options/SAR Grants

During the last fiscal year, we not have granted any stock options or Stock Appreciation Rights (“SARS”) to any executive officers or other individuals.

Aggregated Option/SAR Exercised and Fiscal Year-End Option/SAR Value Table

Neither our executive officers nor the other individuals listed in the tables above, exercised options or SARs during the last fiscal year.

Stock Option Plan

We have adopted a stock option plan entitled the 1995 Plan that reserves 2,000,000 shares common stock for issuance upon the exercise of options.  No options have been issued under the 1995 Plan.

Long-Term Incentive Plans

No Long Term Incentive awards were granted in the last fiscal year.

Defined Benefit or Actuarial Plan Disclosure

As required by Chinese law, our Chinese subsidiaries contribute 10% of an individual employee’s monthly salary to pension insurance.

Compensation of Directors

At this time, our directors are not compensated for serving as such.  In the future, we may consider compensating our directors for their services.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

None of our officers or employees is under an employment contract or has contractual rights triggered by a change in control of the company.

Indebtedness of Management

All indebtedness owed to us by Mr. Ang was paid off on December 31, 2010.  There are no amounts due to us by our executive officer, and directors.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors as the term “independent” is defined by the rules of the Nasdaq Stock Market.  The Board intents to seek independent directors in the future.

Audit, Nominating, Governance, and Compensation Committees

Although our Board of Directors has adopted audit, compensation and governance charters, we have not established standing audit, nominating, governance or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating, governance and compensation committees.  However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with Nasdaq listed companies.

Compensation Committee Interlocks and Insider Participation

As discussed above, we have not established a Compensation Committee and our board of directors will serve this function.  No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other entity.

Executive and Director Compensation Determination

Our Board of Directors intends to annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Code of Conduct and Ethics

We have adopted a Code of Conduct for our CEO and Senior Financial Officers.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our President and Chairman is Mr. Ang.   The Board of Directors believes that, at this time, having Mr. Ang serve as our President and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Ang’s experience and tenure of having established Shishi Feiying in 2003, and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and President.  Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director.   In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, shareholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by shareholders. The Board of Directors will consider candidates recommended by shareholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by shareholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Sooner Holdings, Inc. c/o Shishi Feiying Plastic Co., Ltd., Long Shan Development Area, Han Jiang Town, ShiShi City, Fujian, PRC, Attention: Ang Kang Han, President.

Board of Directors’ Meetings

During our fiscal year ended September 30, 2010, we held no meeting of the Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Under Oklahoma corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are parties or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation.  Such indemnification includes reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

With respect to any criminal action or proceeding, these same indemnification authorizations apply if these persons had no reasonable cause to believe their conduct was unlawful.

In the case of any action by the corporation against such persons, the corporation is authorized to provide similar indemnification.  But, if any such persons should be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification.

To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Oklahoma law provides that they shall be indemnified against reasonable expenses, including attorney fees.  A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is  ultimately determined that such person is not entitled to be indemnified by the corporation.

Indemnification and payment of expenses provided by Oklahoma law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any bylaw, agreement, or vote of shareholders or disinterested  directors.  In such regard, a Oklahoma corporation behalf of any person who is or was a director, officer, employee or agent of the corporation.

NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Oklahoma require approval  of the Share Exchange. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with our Board or any individual director can write to:

Sooner Holdings, Inc.
c\o Shishi Feiying Plastic Co., Ltd.
Long Shan Development Area, Han Jiang Town, ShiShi City,
Fujian, PRC

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

SOONER HOLDINGS, INC.

Date: February 25, 2011	By:	/s/ Ang Kang Han
Ang Kang Han
President